[Letterhead of Sutherland Asbill & Brennan LLP]

August 22, 2016

VIA EDGAR

James E. O’Connor, Esq.

Christina DiAngelo Fettig

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp.
Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on June 24, 2016 (File Nos: 333-205405; 811-22432)

Dear Mr. O’Connor and Ms. Fettig:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on July 15, 2016 and August 8, 2016, with respect to Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File Nos. 333-205405 and 811-22432), filed with the Commission on June 24, 2016 (the “Registration Statement”), the prospectus included therein (the “Prospectus”), the Company’s annual report of its proxy voting record on Form N-PX, filed with the Commission on August 17, 2015 (the “Form N-PX”) and the Company’s shareholder report on Form N-CSR, filed with the Commission on May 24, 2016 (the “Form N-CSR”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Registration Statement and the Prospectus

1.    Comment: Please confirm that the most recent Report on the Senior Securities table of the Independent Registered Public Accounting Firm has been filed with the Registration Statement.

Response: The Company advises the Staff that the independent registered accounting firm’s report on the Senior Securities table as of March 31, 2016 was filed as an exhibit to Post-Effective Amendment No. 2 to the Registration Statement and is incorporated by reference into Post-Effective Amendment No. 3 to the Registration Statement. The Company has revised the disclosure in the Registration Statement to clarify this.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

August 22, 2016

2.    Comment: Please ensure that the description of the investment objective is consistent throughout the Prospectus.

Response: The Company has revised the above-referenced disclosure throughout the Prospectus in response to the Staff’s comment. See the cover page and pages 6, 49 and 53 of the Prospectus.

3.    Comment: Please delete the last sentence of the first paragraph of the cover page and provide, in bold and a larger font in the first paragraph of the cover page, sufficient disclosure to adequately inform investors about the nature and extent of the risks posed to them from the Company’s strategy of investing 95% of its portfolio in the residual interests of CLO vehicles. With respect to the loans that are owned by the CLO vehicles, please explain to the Staff of any due diligence steps the Company takes to be sure the credit criteria has been met by the securitizer of the CLO vehicles.

Response: The Company has revised the cover page in response to the Staff’s comment. See the cover page of the Prospectus. Further, the Company advises the Staff that as disclosed in Business section of the Prospectus, the Company’s investment adviser’s due diligence typically includes a review of current financial information and projections regarding prospective investments, a review of the prospective investment’s capital structure and the terms and conditions of the investment. For each CLO investment, the Company also performs a credit review of the senior loan portfolio on a consolidated basis based on the monthly trustee and quarterly payment reports, and other third-party data available on the specific CLO vehicle. The purpose of this analysis is to determine compliance with the current and projected consolidated ratios that the CLO vehicle must comply with (i.e. collateral quality, concentration limitation and coverage test ratios), how those ratios may change over time and the potential impact that a change in those ratios might have on future compliance and on cash flow payments to the Company.

4.    Comment: Please revise the disclosure on page 1 of the Prospectus to make clear and prominent that because the Company invests in the residual interests of loans rated below investment grade, the Company’s investments are far riskier than the loans that are being tranched. Please disclose fully the nature and degree of the risks of investing almost exclusively (well above 90%) in the equity tranches of CLO vehicles. Please also make clear and prominent that most of the CLO vehicles in which the Company invests are domiciled in foreign tax havens and that the CLO vehicles themselves will be subject to the complicated passive foreign investment company (“PFIC”) tax regime. Please disclose the disadvantages of being an investor in a PFIC.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See pages 1 and 49 of the Prospectus.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

August 22, 2016

5.    Comment: Please include the total investment return, as shown in the financial highlights, in the investment summary on page 1 of the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See pages 1 and 49 of the Prospectus.

6.    Comment: Please revise the disclosure regarding distributions throughout the Prospectus to indicate that while the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See pages 2 and 50 of the Prospectus.

7.    Comment: It appears that the chart on page 2 (and repeated on page 42) of the Prospectus is reporting distributions using either the GAAP dividend method or income tax accounting and all interest is recognized as it is received. Note 7 to the Company’s financial statements indicates that the Company uses the effective yield method described in ASC 320 for GAAP reporting of its income. Using this method, it appears that substantial amounts of the Company’s distributions would be reported as returns of capital. To avoid confusing investors about the true character of the distributions the Company has paid, please use the effective yield method required by GAAP in the charts and show the total distribution for the quarter and the amount, and the percentage, of the total distribution that is a return of capital. Please also explain to the Staff the statement in footnote 1 to the tables on page 2 and 42 of the Prospectus that all of the Company’s cash distributions to date have been funded from net investment income. It appears that approximately 50% of distributions on a GAAP basis have been coming from paid-in capital. Please also revise the disclosure following the tables (on pages 3 and 43 of Prospectus, respectively) to indicate, if true, that the Company has been paying significant paid-in capital distributions under GAAP. Please also explain why the GAAP and tax accounting characterizations of the Company’s distributions differ.

Response: The Company respectfully advises the Staff on a supplemental basis that it believes that its disclosure on pages 3-5, 45-47 and 50-52 of the Prospectus regarding the Company’s historical distributions is not confusing to investors. The Company also believes that it would be inappropriate to revise the distribution charts in the manner requested by the Staff because the Company determines and makes distributions to satisfy its distribution requirements under Section 852 of the Internal Revenue Code. As a result, the Company believes that it is most relevant to its shareholders to present the historical distributions that the Company has made for tax purposes, especially in light of the various assumptions described below that GAAP requires for the calculation of the Company’s net investment income. Nevertheless, in response to the Staff’s comment, the Company has made some clarifying revisions to the above-referenced disclosure.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

August 22, 2016

The Company believes that the determination of whether a portion of a particular distribution is a return of capital can only be determined after the Company’s tax returns for a particular year have been finalized. To the extent that taxable earnings for any fiscal year are less than the amount of the distributions paid during the year, there would be a tax return of capital to shareholders. Since inception, none of the Company’s distributions represented a tax return of capital. The Company does not believe that a similar return of capital concept exists under GAAP.  While it is possible to have a reduction to paid-in-capital under GAAP, the Company’s distributions have not historically been categorized as a reduction to paid-in-capital during any fiscal year, because the Company’s taxable income has exceeded the amount paid by the Company in distributions for reasons discussed below.

The Company also advises that, as disclosed in the Prospectus, the GAAP and tax characterizations of the Company’s distributions may differ by virtue of the fact that the determination of the Company’s GAAP net investment income is dependent on many factors and assumptions, including the calculation of effective yields for such CLO equity investments during any period. The determining elements for calculating the effective yield for a CLO equity investment include factors which affect the expected cash flows, such as assumptions regarding the dates upon which each CLO vehicle will be called by its noteholders, the characteristics (including levels and slopes) of the forward 3-month LIBOR curve, the current and prospective cumulative default rates for each CLO vehicle, the probabilities attached to an interruption (diversion) of cash received by the equity tranche of each CLO vehicle and the timing and durations of those prospective diversions, and the current and prospective yields associated with the current and prospective future collateral pools owned by each CLO structure.  Additionally, the Company does not consider, with respect to the determination of the effective yield calculations under GAAP (because GAAP does not allow for such consideration in the context of that determination) the expectation that its investment in a particular CLO equity tranche will terminate (typically by virtue of its sale) prior to the expected termination date for the CLO structure as a whole.  Therefore, the Company’s determination of its effective yield calculation under GAAP (and therefore, its GAAP net investment income) has historically been predicated on a temporal basis different from the Company’s actual weighted holding periods.  On the other hand, the Company has historically determined its taxable income in a particular fiscal year based on the tax statements it receives as a “passive foreign investment company” from each of the trustees of the various CLO structures in which the Company invests, as required under the tax code. Therefore, the Company believes that disclosing the Company’s distributions that were funded from taxable income is the most accurate and meaningful presentation of the Company’s historical distributions.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

August 22, 2016

8.    Comment: For Subchapter M purposes, the Company keeps its books on a tax basis and it appears that there has been a temporary difference between GAAP and tax that has created a tax asset. Please explain this to the Staff. For example, is it due to charge-offs of loans where for GAAP the Company must take a charge-off earlier than is permitted for tax law purposes?

Response: The Company respectfully advises the Staff on a supplemental basis that it is heavily invested in collateralized loan obligation vehicles. The Company has elected to treat these “passive foreign investment companies” as “qualified electing funds”, or QEFs, under Section 1293 of the Internal Revenue Code. These QEFs are in essence pass-through entities and the Company recognizes taxable income, which could be ordinary income or long term capital gains, to the extent of earnings and profits as provided by these QEFs and subsequently reverses out the book accrual. This gives rise to the temporary difference in question. Please also see the Company’s response to comment # 7 above.

9.    Comment: Please delete the word “tax” in the phrase “tax return” in the sixth, seventh and eighth sentences in the second paragraphs on pages 3 and 43 of the Prospectus. Please also insert “, net of fund fees and expenses,” after the phrase “common stock” in the seventh sentence in the same paragraphs.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment to add the phrase “, net of fund fees and expenses”. See pages 4, 46 and 51 of the Prospectus. However, given the Company’s response to comment # 7 above, the Company does not believe that it is appropriate to delete the word “tax” in the above-referenced instances.

10.  Comment: Please delete the word “diversified” in the third sentence of the third paragraph under the heading “CLO Structural Elements” on page 5 of the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See pages 7 and 54 of the Prospectus.

11.  Comment: Please delete the first bullet point under the heading “The Syndicated Senior Loan Market” on page 6 of the Prospectus. The Staff believes that this statement is misleading because the Company is not investing directly in senior loans. Please also add disclosure stating that because many of the Company's investments are currently subject to interest rate floors and because rate resets may occur only periodically, the Company's ability to benefit from rate resets following an increase in rates may be limited.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See pages 7-8 and 54-55 of the Prospectus.

12.  Comment: Please confirm that the illustration showing the hypothetical expense example on page 13 of the Prospectus is calculated correctly. Please update the disclosure as necessary.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 16 of the Prospectus.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

August 22, 2016

13.  Comment: Please advise the Staff whether the allocation policy discussed in the risk factor regarding conflicts of interest on page 20 of the Prospectus will be periodically reviewed by the Company’s independent directors.

Response: The Company respectfully advises the staff that the independent directors will periodically review the allocation policy.

14.  Comment: Please add, where appropriate, the substance of the following disclosure regarding the Administration Agreement: “With respect to the administrative agreement with our Administrator, our Board of Directors reviews the methodology employed in determining how the expenses are allocated to us. Our Board of Directors assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our Board of Directors considers whether any third party service provider would be capable of providing all such services at comparable cost and quality. Finally, our Board of Directors compares the total amount paid to our Administrator for such services as a percentage of our net assets to the same ratio as reported by other comparable closed-end funds.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 74 of the Prospectus.

15.  Comment: Please confirm that the illustration showing the assumed return on the Company’s portfolio on page 23 of the Prospectus is calculated correctly. Please update the disclosure as necessary.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 33 of the Prospectus.

16.  Comment: Please move the risk factor subsection titled “Risks Related to Our Investments” so that it is the first subsection of the Risk Factors section.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See pages 21 to 27 of the Prospectus.

17.  Comment: In the risk factor regarding investments in foreign securities on page 33 of the Prospectus, please clarify the extent to which the Company’s CLO investments will be domiciled in foreign countries. Other disclosure appears to indicate that most, if not all, of the CLOs in which the Company invests will be domiciled in foreign countries. Please make this fact clear along with the attendant risks.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 25 of the Prospectus.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

August 22, 2016

18.  Comment: Please add the risk factor regarding the downturn of the CLO equity market on page 38 of the Prospectus to the Summary section of the Prospectus. Please also mention it on the cover page.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See the cover page and page 10 of the Prospectus.

19.  Comment: Please add disclosure in the Senior Securities table on page 45 of the Prospectus to indicate that the Company did not meet its asset coverage test as of March 31, 2016 (and why) and subsequently cured it.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 48 of the Prospectus.

Financial Statements in the Prospectus

20.  Comment: We note that as of March 31, 2016, the Company’s investment in Atrium XII CLO is valued at par, while the other investments in the Company’s portfolio have a weighted-average valuation of approximately 56.3% of par as of March 31, 2016, as disclosed in the Schedule of Investments on page F-3 of the financial statements. Please provide the Staff with a description of the valuation procedures regarding the Company’s investment in Atrium XII CLO and how the Company was comfortable with marking it at par value as of March 31, 2016.

Response: The Company advises the Staff on a supplemental basis that in connection with its Board of Director’s review and determination of the fair value of the Company’s investment in Atrium XII CLO as of March 31, 2016, the Board of Directors primarily considered the binding indicative price provided by Bank of America’s PriceServe (a recognized industry pricing service) at which the Company could have sold the investment on March 31, 2016, which was the par value. In addition, the Board of Directors considered the implied yield from this investment (which, as explained below, was determined by the Company to be 12.5%) based on the Company’s standard valuation assumptions, which also indicated that Atrium XII CLO should be marked at par value as of March 31, 2016.  The Company also considered whether there were any secondary sources available, including actual trades executed in the market at or around March 31, 2016, firm bids and offers in the market, information resulting from bids-wanted-in-competition, as well as the indicative prices provided by the brokers who arrange transactions in collateralized loan obligation (“CLO”) vehicles.  To the best of the Company’s knowledge, there were no such secondary sources available for the Atrium XII CLO equity tranche for the quarter ended March 31, 2016.  However, the collateral manager for Atrium XII CLO and certain third-party investors purchased this equity tranche at a price between 95% and 97% of par value in the primary market in October 2015, and the income had been accruing within Atrium XII CLO since it had not yet made its initial distribution as of March 31, 2016. Moreover, the Board of Directors considered the operating metrics of the Atrium XII CLO vehicle, including compliance with collateralization tests, defaulted and restructured securities, payment defaults, if any, and the collateral value (i.e. net asset value, or “NAV”) compared to other CLO transactions in the market.  Based on the available information as of March 31, 2016, including the credit profile of Atrium XII CLO and the range of market yields for similar CLO equity investments that were provided to the Company from various brokers who arrange such transactions, the Company determined that a 12.5% assumed yield on a risk adjusted basis for Atrium XII CLO was reasonable. After having considered all the available information presented to the Board of Directors by the Company’s investment adviser, the Board of Directors determined that the par value of Atrium XII CLO was the appropriate fair value of this investment as of March 31, 2016.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

August 22, 2016

21.  Comment: Please explain to the Staff what exactly is in the “Other CLO equity related investments” line item included in the Schedule of Investments on page F-4 of the financial statements.

Response: The Company advises the Staff on a supplemental basis that “Other CLO equity related investments” are negotiated side letters to the CLO indentures that represent enhancements to the returns on CLO equity investments.

22.  Comment: Please confirm that the second sentence in Note 6 to the Schedule of Investments on page F-5 of the financial statements is required or applicable and, going forward, adjust the disclosure if necessary.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will revise the above-referenced disclosure, if necessary, in its subsequent filings in response to the Staff’s comment.

23.  Comment: Please explain how the “Distributions from net investment income” can be more than the amount of “Net investment income” listed in the Statements of Changes in Net Assets table on page F-7 as $43,289,314 and $28,029,913, respectively.

Response: The Company advises the Staff on a supplemental basis that, as discussed in the response to comment # 7, the Company’s taxable income has generally been higher than its GAAP net investment income and the Company’s distributions are based on its taxable income. The Company determines the taxable income in a particular fiscal year based on the tax statements it receives as a “passive foreign investment company” from each of the trustees of the various CLO structures in which the Company invests, as required under the tax code. Going forward, the Company will revise the disclosure in its Statements of Changes in Net Assets in response to the Staff’s comment.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

August 22, 2016

24.  Comment: Going forward, please explain in the notes to the financial statements what “CLO equity-side letters” consist of that are listed in the Level 3 Fair Value Measurements table on page F-13 of the financial statements. Please also advise the Staff how the $4.2 million of CLO equity-side letters are reflected in the Schedule of Investments.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will revise the above-referenced disclosure in its subsequent filings in response to the Staff’s comment. The Company advises the Staff that CLO equity-side letters represent enhancements to the returns on CLO equity investments. These investments can either be in the form of CLO M notes and CLO subordinated fee notes (which are outlined within the CLO indenture), or in the form of a negotiated side letter to the CLO indenture (“Other CLO equity related investments”). The $4.2 million of CLO equity-side letters as of March 31, 2016 consist of CLO M notes ($402,017), CLO subordinated fee notes ($493,101), and Other CLO equity related investments ($3,314,358), all of which are reflected in the Company’s March 31, 2016 Schedule of Investments.

25.  Comment: Going forward, please provide the disclosure required by the FASB ASC-740 regulations regarding uncertain tax positions.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent filings in response to the Staff’s comment.

Form N-PX

26.  Comment: Going forward, please include more detailed descriptions of the matters or proposals voted on by the Company in the Company’s annual Form N-PX filings.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent filings in response to the Staff’s comment.

Form N-CSR

27.  Comment: Going forward, please include more specific disclosure regarding the Board’s approval of the Investment Advisory Agreement in the Form N-CSR, in compliance with the requirements of Form N-2, Item 24, Instruction 6(f). For example, please provide an enhanced description of where the Company’s fees and performance fall in comparison to its peers and how that led the Board to its decision to approve the Investment Advisory Agreement.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will enhance the above-referenced disclosure in its subsequent filings in response to the Staff’s comment.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

August 22, 2016

28.  Comment: Going forward, please include the number of funds in the “fund complex” managed by the Company’s investment adviser in the Form N-CSR, in compliance with the requirements of Form N-2, Item 24, Instruction 4(e) and add such disclosure to the Prospectus, if applicable.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent filings in response to the Staff’s comment and has added such disclosure to the Prospectus. See page 63 of the Prospectus.

29.  Comment: Going forward, please update the date of the disclosure regarding the Proxy Information on page 37 of the Form N-CSR to be as of June 30 in order to comply with the requirements of Form N-2, Item 24, Instruction 6(d).

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will update the above-referenced disclosure in its subsequent filings in response to the Staff’s comment.

30.  Comment: Going forward, please provide more detailed disclosure regarding the Tax Fees (such as what exactly the tax fees were for) in Item 4(c) of the Form N-CSR.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent filings in response to the Staff’s comment.

31.  Comment: Going forward, in Item 8 of the Form N-CSR please (a) disclose the total assets in accounts for which advisory fees are linked to performance; (b) confirm that the dates of the disclosure in Section 8(a)(1) comply with the requirements of Form N-CSR, Item 8, Instruction 1 to Paragraph (a)(1), which requires information as of the date of the filing of the report, and correct going forward; and (c) provide more detailed disclosure in Section 8(a)(3) regarding the compensation of each Portfolio Manager, to comply with the requirements of Form N-CSR, Item 8, Instructions to Paragraph (a)(3).

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent filings in response to the Staff’s comment.

*           *           *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry Pangas at (202) 383-0805 or Vlad Bulkin at (202) 383-0815.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

August 22, 2016

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Jonathan H. Cohen / Oxford Lane Capital Corp.
Harry Pangas, Esq. / Sutherland Asbill & Brennan LLP
Vlad Bulkin, Esq. / Sutherland Asbill & Brennan LLP